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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             NETSCOUT SYSTEMS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                  64115 T 10 4
                                 (CUSIP Number)

                                 Narendra Popat
                           c/o NetScout Systems, Inc.
                               310 Littleton Road
                          Westford, Massachusetts 01886
                                 (978) 614-4000

                                    Copy to:
                              Miguel J. Vega, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                                 125 High Street
                           Boston, Massachusetts 02110
                                 (617) 248-7000

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     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                  July 30, 2003
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

-------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                (Page 1 of 6 Pages)

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CUSIP NO. 64115 T 10 4                      13D                PAGE 2 of 6 PAGES

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  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        NARENDRA POPAT
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
        (SEE INSTRUCTIONS)                                               (b)[ ]
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  3     SEC USE ONLY
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  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        NOT APPLICABLE
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
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                       7    SOLE VOTING POWER
        NUMBER OF           1,931,117
         SHARES        --------------------------------------------------------
      BENEFICIALLY     8    SHARED VOTING POWER
        OWNED BY            705,140
          EACH         --------------------------------------------------------
       REPORTING       9    SOLE DISPOSITIVE POWER
         PERSON             1,931,117
          WITH         --------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            705,140
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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,636,257
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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
        CERTAIN SHARES (SEE INSTRUCTIONS)
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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.8%
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   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
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                                (Page 2 of 6 Pages)
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                                  Schedule 13D

ITEM 1. SECURITY AND ISSUER.

         The title of the class of equity securities of NetScout Systems, Inc., a Delaware corporation (the "Company"), to which this statement relates is the Company's common stock, par value $0.001 per share (the "Common Stock"). The address of the principal executive offices of the Company is 310 Littleton Road, Westford, MA 01886.

ITEM 2. IDENTITY AND BACKGROUND.

          (a)  This statement is being filed by Narendra Popat.

          (b) The business address of Mr. Popat is c/o NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886.

          (c) Mr. Popat serves as Chairman of the Board and Secretary of the Company, a provider of network management solutions. The address of the Company is 310 Littleton Road, Westford, MA 01886.

          (d), (e) Mr. Popat has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)  Mr. Popat is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 30, 2003, Pell Rudman Trust Company, N.A., as the Trustee of The Millennium Trust dated February 17, 2000 (the "Trust"), terminated such Trust and made a terminating distribution of 1,000,000 shares of Common Stock (the "Shares") to Mr. Popat, the donor of the Trust. No funds were used to acquire the Shares; they were transferred by the Trust without consideration.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Popat acquired the Shares for investment purposes. Mr. Popat has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Popat beneficially owns an aggregate of 2,636,257 shares of Common Stock, which constitute approximately 8.8% of the 30,052,741 shares of Common Stock outstanding on July 22, 2003 (as provided by the Company).

     Mr. Popat directly owns 1,898,535 shares of Common Stock and has the right to acquire 32,582 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of July 30, 2003. In addition, an aggregate of 215,660 shares of Common Stock are held by two trusts for the benefit of Mr. Popat's children, of which Mr. Popat is one of two trustees of each such trust; 340,000 shares of Common Stock are held by a family limited partnership, of which Mr. Popat and his spouse are the general partners and trusts for the benefit of their children are limited partners; and 149,480 shares of

                                (Page 3 of 6 Pages)
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Common Stock are held by The HOPE Foundation USA - 1999, a charitable trust, of which Mr. Popat and his spouse are co-trustees.

     Mr. Popat's spouse directly owns 1,636,227 shares of Common Stock. In addition, an aggregate of 136,056 shares of Common Stock are held by two trusts for the benefit of Mr. Popat's children; Mr. Popat's spouse is one of two trustees of each such trust. Mr. Popat may be deemed to beneficially own the 2,261,763 shares of Common Stock beneficially owned by his spouse. Mr. Popat disclaims beneficial ownership of 1,772,283 of such shares.

     The amounts beneficially owned by Mr. Popat and his spouse do not include an aggregate of 863,773 shares of Common Stock held by The Jyoti N. Popat GRAT II - 2001 and 130,000 shares of Common Stock held by The Popat Family Trust - 2001. Neither Mr. Popat nor his spouse have voting or dispositive power over the shares of Common Stock held by such trusts.

     (b)  Number of shares of Common Stock as to which Mr. Popat has:

          (i)  Sole power to vote or to direct the vote: 1,931,117

          (ii) Shared power to vote or to direct the vote: 705,140

          (iii) Sole power to dispose or to direct the disposition of: 1,931,117

          (iv) Shared power to dispose or to direct the disposition of: 705,140

         Mr. Popat shares with his spouse the power to vote or to direct the vote and the power to dispose or to direct the disposition of 340,000 shares of Common Stock held by a family limited partnership, of which Mr. Popat and his spouse are the general partners and trusts for the benefit of their children are limited partners, and 149,480 shares of Common Stock held by The HOPE Foundation USA - 1999, a charitable trust, of which Mr. Popat and his spouse are co-trustees. Mrs. Popat is a homemaker and her residence is 355 Pope Road, Concord, MA 01742. Mrs. Popat has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mrs. Popat is a citizen of the United States.

     Mr. Popat and Joseph G. Hadzima, Jr., as the two trustees of trusts for the benefit of Mr. Popat's children, share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 215,660 shares of Common Stock held in such trusts. The business address of Mr. Hadzima is c/o Main Street Partners LLC, 238 Main Street, Suite 400, Cambridge, MA 02142. Mr. Hadzima is a Managing Director of Main Street Partners LLC, a venture capital investing and technology commercialization company. The address of Main Street Partners LLC is 238 Main Street, Suite 400, Cambridge, MA 02142. Mr. Hadzima has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Hadzima is a citizen of the United States.

          (c) Except as set forth above, Mr. Popat has not effected any transactions in shares of Common Stock during the past 60 days.

                                (Page 4 of 6 Pages)
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          (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of the shares of Common Stock beneficially owned by Mr. Popat.

          (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Popat and his spouse are co-trustees of The HOPE Foundation USA - 1999, a charitable trust dated November 19, 1999, which holds 149,480 shares of Common Stock. 340,000 shares of Common Stock are held by The Popat Family Limited Partnership dated August 21, 1997, of which Mr. Popat and his spouse are the general partners and trusts for the benefit of their children are limited partners. Mr. Popat and Mr. Hadzima are co-trustees of The Saagar Popat Trust and The Sajeev Popat Trust, each of which is dated August 21, 1997 and holds 107,830 shares of Common Stock.

     All of the shares of Common Stock held by the aforementioned trusts and family limited partnership are held for investment and estate planning purposes. No agreements exist with respect to the voting of the shares of Common Stock held by the aforementioned trusts and family limited partnership.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

                                (Page 5 of 6 Pages)
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                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 7, 2003

                                                  /s/ Narendra Popat
                                                  ----------------------------
                                                   Narendra Popat

                                (Page 6 of 6 Pages)